

Mail Stop 3561

July 11, 2017

Roy R. Centrella
Chief Financial Officer
Southwest Gas Corporation
5421 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 98193

> **Re:** **Southwest Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response Dated July 7, 2017**
> **File No. 1-7850**

Dear Mr. Centrella:

We have reviewed your July 7, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2017 letter.

Consolidated Statements of Income, page 40

1. We read your response to comment 3. Please clarify if the terms of the redemption feature of the non-controlling interest are considered in the attribution of net income in accordance with ASC 810-10-45-21. The guidance in ASC 480-10-S99-3A implies you should consider the fair value adjustments in your calculation of net income attributable to the parent company. Please advise.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products